For the six month period ended (a) February 28, 2005
File number: 811-5296

SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

         A Special Meeting of Shareholders was held on December 7, 2004. At such meetings the shareholders approved the following proposals:

1)*	Election of Directors:

FOR			WITHHELD
Clay T. Whitehead		10,417,401.5325	156,763.1221
Robin B. Smith		10,411,777.7070	162,386.9476
Robert F. Gunia		10,415,305.5325	158,859.1221